UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-26731

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR  [  ] Form N-CSR

For period ended:  June 30, 2011

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Pacific WebWorks, Inc.

Full Name of Registrant:

230 West 400 South, 1st Floor

Address of Principal Executive Office

Salt Lake City, Utah 84101

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a) (b) (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable

PART III –  NARRATIVE

The Company is unable to file the Form 10-Q for the period ended June 30, 2011 within the prescribed time period because it is unable to complete the required financial and other information for the quarterly report without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regards to this notification:

Kenneth W. Bell (Name)	801 (Area Code)	578-9020 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).      [   ] Yes   [X] No

Annual report on Form 10-K for the year ended December 31, 2010

Quarterly report on Form 10-Q for the period ended March 31, 2011

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [  ] No

It is anticipated that Gross Revenue and Net Income will be significantly lower than the corresponding period for the last fiscal year.

Pacific WebWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2011	By: /s/ Kenneth W. Bell Kenneth W. Bell, CEO